EXHIBIT 4
FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK:0945
December 27, 2002

Manulife mails Canada Life shareholders offer to tender shares

Toronto – Shareholders of Canada Life can expect a little something extra in their mailboxes along with the rest of their post-holiday mail: an Offer from Manulife Financial that gives them a choice of receiving $40 in cash or 1.055 Manulife shares for each share of Canada Life they currently own.

The 72-page circular, mailed today to approximately 200,000 shareholders in Canada, U.S., Ireland, the United Kingdom, and other countries around the globe, details Manulife’s offer to purchase all of the common shares of Canada Life Financial Corporation. Shareholders should expect to receive their package in their mailboxes within the next few days, and it is a must open. The Offer is scheduled to expire on February 28, 2003.

“We believe shareholders of Canada Life will find our offer attractive, both for its immediate full and fair valuation and for the opportunity it creates for them to continue as shareholders of Manulife – a global force in financial services,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial.

30 per cent premium
“Our Offer provides shareholders with 30 per cent more value for their shares than the weighted average market price during the 20 days before our announcement of the Offer on December 9, 2002,” added Mr. D’Alessandro. Eligible shareholders can also exchange their shares through a tax-free rollover.

“We encourage every recipient to read Manulife’s Offer,” said Mr. D’Alessandro. Canada Life shareholders are also urged to consult with their financial advisor, who can help them navigate through the documents and advise on which choice is best suited to their individual needs. A special hot line is also available.

“We want you to make an informed choice because we believe the more you know about our offer, the more you will want to take advantage of it,” Mr. D’Alessandro says to Canada Life shareholders in a cover letter in the package. “We ask you to consider our offer and invite you to join us in building a stronger, competitive, and valuable combined company.”

Manulife is already a leading Canadian-based competitor in financial services in key markets around the world. With the addition of Canada Life’s complementary operations, Manulife will enhance its ability to further build its well-respected businesses.

Upon completion of the Offer, Manulife would be the fourth largest public life insurance company in North America and the tenth largest public life insurer in the world.

Manulife’s Offer is subject to obtaining the necessary regulatory approvals and the tendering of enough shares such that Manulife would have 66 2/3 per cent of Canada Life’s shares, including the 9.1 per cent it already owns. The Offer is a “Permitted Bid” under Canada Life’s shareholder rights plan.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Fund under management by Manulife Financial were $139.2 billion as at September 30, 2002.

Manulife Financial trades as MFC on the TSX, NYSE and PSE and under “0945” on the SEHK. Manulife Financial can be found on the Internet as www.manulife.com.

A copy of Manulife’s circular is posted on www.manulife.com.

All figures in Canadian dollars unless otherwise specified.

Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative word thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:	Investor relations’ inquiries:
Peter Fuchs	Edwina Stoate
(416) 926-6103	1-800-795-9767 or (416) 926-3490
peter_fuchs@manulife.com	edwina_stoate@manulife.com

Shareholder and Policyholder inquiries:
Within North America:
1-866-684-8583 for English service
1-866-757-3993 for French service

United Kingdom/Continental Europe
020-7864-9132

Ireland
01-277-1029

Rest of World
Call collect to 212-929-5500

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